Exhibit 99.6

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RiT Technologies’ South Africa Country Manager Appointed as BICSI
South Africa Country Chair

Tel Aviv, Israel – April 7th, 2014 – RiT Technologies Ltd. (NASDAQ CM: RITT), a leading provider of intelligent infrastructure management, today announced that Mr. Dewald Burger, RiT’s Country Manager for South Africa, has been appointed to serve as Chairman of BICSI South Africa.

BICSI is a professional association supporting the advancement of the information and communications technology (ICT) community. The organization serves more than 23,000 professionals in nearly 100 countries by providing information, education and knowledge assessment for individuals and companies in the ICT industry.

As the BICSI South Africa Country Chair, Mr. Burger will draw upon a successful 30-year career in IT and Sales for  technological knowledge, as well as local market knowledge.

“South Africa is a sophisticated IT market constantly looking for new solutions,” commented Mr. Burger. “As BICSI South Africa Country Chair, I aim to promote broader adoption of IT best practices; including the use of managed infrastructure to improve operations, save electricity and reduce costs.”

About RiT Technologies
RiT Technologies (NASDAQ: RITT) is a leading provider of cabling, DCIM and IIM solutions and a developer of an innovative indoor optical wireless technology solution. Our DCIM and IIM products provide network utilization for data centers, communication rooms and work space environments. They help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security of the network while minimizing unplanned downtime. Our solutions are deployed around the world, in a broad range of organizations, including data centers in the private sector, government agencies, financial institutions, airport authorities, healthcare and education institutions. Our Beamcaster™ product is the first of our indoor optical wireless technology solutions. It is designed to help customers streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way.

For more information, please visit our website: www.rittech.com.

About BICSI
BICSI provides information, education and knowledge assessment for individuals and companies in the information and communications technology (ICT) industry. BICSI serves more than 23,000 ICT professionals, including designers, installers and technicians. These individuals provide the fundamental infrastructure for telecommunications, audio/video, life safety and automation systems. Through courses, conferences, publications and professional registration programs, BICSI staff and volunteers assist ICT professionals in delivering critical products and services, and offer opportunities for continual improvement and enhanced professional stature.

Headquartered in Tampa, Florida, USA, BICSI membership spans nearly 100 countries. For more information, contact BICSI at 800.242.7405 (USA and Canada toll-free) or +1 813.979.1991, or email bicsi@bicsi.org.

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

For more information, please visit our website: www.rittech.com , the content of which is not part of this press release.

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  Except as otherwise required by applicable law, we expressly disclaim any obligation to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Elan Yaish, CFO
+972-77-270-7210
elan.yaish@rittech.com